  Exhibit 99.1

Silver Elephant Receives Shareholder Approval

of Plan of Arrangement

Vancouver, British Columbia, December 23, 2021 – Silver Elephant Mining Corp. (“Silver Elephant”, or the “Company”) (TSX: ELEF, OTCQX: SILEF, Frankfurt: 1P2N) is pleased to report that all proposed resolutions were approved at the Company’s special general meeting of shareholders held on December 22, 2021 (the “Meeting”). Voting results were as follows:

MATTERS VOTED UPON		VOTING RESULTS(1)
		Votes in Favour	Votes Against	Abstained orNon Voted
1.	Approval of a special resolution regarding an arrangement under section 288 of the Business Corporations Act (British Columbia), as more particularly set forth in the management information circular for the Meeting (the “Circular”)	29,999,276 (99.44%)	168,752 (0.56%)	0
2.	Approval of an ordinary resolution approving the incentive plan for SpinCo 1, as more particularly set forth in the Circular.	29,423,670 (97.53%)	744,358 (2.47%)	0
3.	Approval of an ordinary resolution approving the incentive plan for SpinCo 2, as more particularly set forth in the Circular.	29,694,747 (98.43%)	473,281 (1.57%)	0
4.	Approval of an ordinary resolution approving the incentive plan for SpinCo 3, as more particularly set forth in the Circular.	29,417,669 (97.51%)	750,359 (2.49%)	0
5.	Approval of an ordinary resolution of disinterested shareholders approving the SpinCo 1 Financing, as more particularly set forth in the Circular (2)	24,973,370 (82.78%)	461,858 (1.53%)	4,732,800 (15.69%)

 Notes

(1)
A total of 150 shareholders were present in person or by proxy representing 30,168,028 shares at the Meeting.
(2)
A total of 4,732,800 common shares held by interested shareholders were excluded from voting on the resolution.

On January 11, 2022, the Company will seek a final order from the Supreme Court of British Columbia approving the plan of arrangement, with a record date to be set right after the court approval in or around mid January (the “Record Date”).

Each Silver Elephant share outstanding on the Record Date will be consolidated on the basis of one post-consolidation common share (“ELEF Share“) for every ten pre-consolidation shares of Silver Elephant.

Each Silver Elephant shareholder will receive: one share of each of Flying Nickel Mining Corp. (Spinco 1) and Nevada Vanadium Mining Corp. (Spinco 2), and two shares of Battery Metals Royalties Corp. (Spinco 3) for every post-consolidation ELEF Share held by such shareholder on the Record Date.

Shareholders should review the Company’s management information circular and letter of transmittal available at www.sedar.com and at www.silverelef.com for more information regarding the plan of arrangement.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.
Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.